Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

VOLUNTARY ANNOUNCEMENT

PURCHASE OF SHARES ON MARKET

PURSUANT TO POST-IPO SHARE SCHEME

Reference is made to the Post-IPO Share Scheme (the “Scheme”) of KANZHUN LIMITED (the “Company”) conditionally approved and adopted on December 14, 2022, which took effect upon the listing of the class A ordinary shares of the Company (the “Class A Ordinary Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited on December 22, 2022. The trustee of the Scheme (the “Trustee”) had purchased a total of 410,642 Class A Ordinary Shares (in the form of 205,321 American Depository Shares) from the open market to hold on trust for the Eligible Participants (as defined in the Scheme) on February 17 and 18, 2026, pursuant to the terms and conditions of the Scheme, funded by the Company’s internal resources. Details of the Class A Ordinary Shares purchased and held by the Trustee on trust are as follows:

Dates of purchases:	February 17 and 18, 2026

Total number of Class A Ordinary Shares purchased:	410,642

Percentage of the Class A Ordinary Shares purchased to the total number of issued and outstanding shares of the Company as at February 18, 2026:	Approximately 0.04%

Average consideration (excluding all the relevant expenses) per Class A Ordinary Share purchased:	US$8.70

Balance of Class A Ordinary Shares held by the Trustee immediately after the purchases:	37,304,540

The Company will from time to time review and determine at its absolute discretion such number of Class A Ordinary Shares to be awarded to the Eligible Participants as it may deem appropriate.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, February 20, 2026

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Xu Chen, Mr. Tao Zhang, Ms. Xiehua Wang and Ms. Yang Mu as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Hongyu Liu as the independent non-executive directors.

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